Exhibit 99.1

SciSparc Receives Approval to Conduct Phase IIb Clinical Trial for SCI-110 to Treat Tourette Syndrome in Germany

The Federal Institute for Drugs and Medical Devices in Germany granted the Company approval to use SCI-110 in a clinical trial at the Hannover Medical School

TEL AVIV, Israel, June 30, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced it has been granted an approval from the Federal Institute for Drugs and Medical Devices in Germany (“BfArM”) for its Phase IIb clinical trial to use SCI-110 for treating adults with Tourette Syndrome (“TS”) at the Hannover Medical School in Hannover, Germany.

The Phase IIb clinical trial will be conducted at three global leading centers of excellence: the Yale Child Study Center at the Yale School of Medicine in Connecticut, USA, the Hannover Medical School in Hannover, Germany, and at the Tel Aviv Sourasky Medical Center (“Sourasky”) in Tel Aviv, Israel. The Company has already secured the Institutional Review Board (“IRB) approvals from all three clinical sites as well as the Israeli Ministry of Health’s approval for the clinical trial at Sourasky.

“We are excited to announce that SciSparc has received another official approval to embark on its Phase IIb Clinical Trial for SCI-110, aimed at treating TS, in Germany. This significant milestone marks another pivotal moment in our path to develop and approve innovative therapeutic solutions for patients suffering from this complex neurological disorder,” stated SciSparc’s Chief Executive Officer, Oz Adler. “SCI-110 represents a promising candidate in our pipeline, leveraging cutting-edge research and breakthrough scientific advancements. This Phase IIb Clinical Trial will enable us to rigorously evaluate the safety and efficacy of SCI-110, and we believe will further solidify its potential as a game-changing therapy.”

Authorization from the BfArM has been granted on the condition that some additional information for the release and stability of SCI-110 will be provided within 90 days.

The objective of this clinical trial is to evaluate the efficacy, safety and tolerability of SciSparc’s proprietary drug candidate SCI-110 in adult patients (between 18 and 65 years of age) using a daily oral treatment. The patients will be randomized in a 1:1 ratio to receive either SCI-110 or a SCI-110-matched placebo. The primary efficacy objective of the study will be to assess tic severity change using the Yale Global Tic Severity Scale, the most commonly used measure in clinical trials of this kind, as a continuous endpoint at week 12 and week 26 of the double-blind phase compared to baseline. The primary safety objective of the study will be to assess absolute and relative frequencies of serious adverse events for the entire population and, separately, for the SCI-110 and placebo groups.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses it’s the Company’s path to develop and approve innovative therapeutic solutions for patients suffering from a complex neurological disorder, that SCI-110 represents a promising candidate in its pipeline, this Phase IIb Clinical Trial will enable the Company to rigorously evaluate the safety and efficacy of SCI-110, its belief that it will further solidify its potential as a game-changing therapy and the objectives of this clinical trial. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 28, 2022, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055